FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington
,
D.C.

20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
June
, 2009

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O.
BOX
 760
, 3000 DK,
ROTTERDAM
, THE
NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection w
ith Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ SHMA DUMOULIN By SHMA DUMOULIN SECRETARY

Date:
1 July
, 2009

EXHIBIT INDEX

  -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 July 2009

Exhibit 99

Exhibit 1:
    Stock Exchange Announcement dated 11 June 2009 entitled 'Fixed Rate Note Issue'
Exhibit 2:
    Stock Exchange Announcement dated 17 June 2009 entitled 'Fixed Rate Note Issue'

Exhibit 1:

UNILEVER - FIXED RATE NOTE ISSUE

Unilever has announced the U.S.$450,000,000 3.125 per cent. Fixed Rate Notes due 11 th
 February 2013, issued by Unilever N.V. and guaranteed by Unilever PLC and Unilever United States, Inc. and launched on 3 rd
 June 2009, closed on 11
th
 June 2009.  The following Final Terms are available for viewing:

Final Terms dated 8
th
 June 2009 relating to the Information Memorandum dated 11
th

May 2009 for the U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7802T_-2009-6-11.pdf

For further information, please contact:

Unilever PLC
Unilever House
100
Victoria
 Embankment
Blackfriars
London
 EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Information Memorandum and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum and Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum and Final Terms is not addressed. Prior to relying on the information contained in the Information Memorandum and Final Terms you must ascertain from the Information Memorandum and Final Terms whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2:

UNILEVER - FIXED RATE NOTE ISSUE

Unilever has announced the £400,000,000 4.750 per cent. Fixed Rate Notes due 16 June 2017, issued by Unilever PLC and guaranteed by Unilever N.V. and Unilever United States, Inc. and launched on 10 June 2009, closed on 17 June 2009.  The following Final Terms are available for viewing:

Final Terms dated 15 June 2009 relating to the Information Memorandum dated 11 th

May 2009 for the U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0612U_-2009-6-17.pdf

For further information, please contact:

Unilever PLC
Unilever House
100
Victoria
 Embankment
Blackfriars
London
 EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Information Memorandum and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum and Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum and Final Terms is not addressed. Prior to relying on the information contained in the Information Memorandum and Final Terms you must ascertain from the Information Memorandum and Final Terms whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Safe

Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based